SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2008

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






         RYANAIR CALLS ON ITALIAN GOVERNMENT TO STOP BREAKING THE RULES

                ITALIAN CONSUMERS DESERVE COMPETITION AND CHOICE


Ryanair, Europe's largest low fares airline today (Wednesday, 2nd April 2008) renewed its call on the European Commission to stop the Italian Government's unlawful attempts to block choice, competition and low fares in Rome.

Since 2005, the Italian Authorities have attempted to deny consumers access to Ryanair's low fares in a failed bid to protect Alitalia as follows:

        1) In 2005 the Government fabricated false claims about noise at Rome Ciampino airport which had to be dropped because military flights (not Ryanair) were the source of this noise.

        2) In Feb 2006, the Government falsely claimed that Ryanair's 5 Ciampino based aircraft were not based there in an unlawful attempt to force evening flights to divert to Fiumicino affecting thousands of passengers.

        3) In May 2006 the Italian Government imposed an unlawful PSO monopoly between Rome and Alghero forcing Ryanair to stop offering choice and low fares on this route, giving a monopoly to a high fare Italian airline.

        4) In May 2007, the Government issued a decree, announcing runway works at Rome Ciampino to force an immediate reduction in Ryanair's flights at Rome Ciampino. No evidence was ever been provided to the airlines of any need for runway works and the Italian authorities also refused to explain why the airport should be closed to Ryanair flights on completion.

        5) In November 2007 the Consiglio di, Stato, the highest administrative court in Italy ordered a stop to these unlawful attempts to block low fares, competition, and choice by suspending ENAC's illegal attempts to restrict capacity at Ciampino. Despite this ruling, the Italian Authorities have still not granted Ryanair sufficient slots at Ciampino this summer, forcing further legal action.

Ryanair's Head of Communications, Peter Sherrard said:

    "The Italian Government's repeated unlawful attempts to deny Italian consumers low fares and choice must be stopped. The European Commission has failed to take any action over these blatant attempts to eliminate low fare competition to Alitalia, while ignoring the Italian Government's repeated state aid bailouts for Alitalia.

    "The European Commission must start putting consumers, low fares and choice ahead of rule breaking Governments".

ENDS                                                   Wednesday, 2nd April 2008

For further information

please contact:

Peter Sherrard                                     Pauline McAlester

Ryanair                                            Murray Consultants

Tel. 353-1-8121598                                 Tel. 353-1-4980300









                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 02 April 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director